

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 23, 2009

Mr. Robert A. McGuinness
Chief Financial Officer
Gold Reserve Inc.
926 West Sprague Avenue, Suite 200
Spokane, Washington 99201

> **Re: Gold Reserve Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-31819**

Dear Mr. McGuinness:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 68

1.   We note your statement that "the Company's management, including the chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on 20-F to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or

submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Financial Statements

Note 16 – Convertible Notes, page 90

2.   We note you disclose on page 91 that at December 31, 2008, you revised your estimate of the expected life of your $103.5 million aggregate principal amount convertible notes issued May 2007 due June 15, 2022 to June 15, 2012. Please expand your disclosure to discuss the reason for your revision of the expected life of the notes.

Note 18 – Differences between Canadian and U.S. GAAP, page 92

Consolidated Summarized Statements of Operations, page 93

3.   We note per your disclosure in Note 7 on page 84 that under Canadian GAAP, your capitalized exploration costs increased from $77.2 million at December 21, 2007 to $115.8 million at December 31, 2008. However, we do not see any adjustment to reverse such capitalized costs for U.S. GAAP reporting purpose. Please revise your statements of operations to show the effects of expensing your exploration costs as incurred prior to establishment of proven and probable reserves under U.S. GAAP.

Under U.S. GAAP, it is important to distinguish between exploration and development costs, and to ensure correlation of these terms with your reserve findings.

The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred.

Please revise your U.S. GAAP accounting and the related disclosure in footnote C on page 94 to comply with this guidance.

Other Disclosures under U.S. GAAP, page 95

4. We note you disclose proven and probable reserve estimates computed in accordance with CSA National Instrument 43-101 on page 28. Please expand your disclosure under this heading to discuss the differences in your reserve estimates under Canadian standards versus SEC Industry Guide 7, and the extent of any adjustment you need to make to your reserve estimates in order to meet the definition of proven and probable reserves under Industry Guide 7.

Exhibits, page 102

5. Please file as an exhibit to your filing the indenture for your 5.50% senior subordinated convertible notes due June 15, 2022. See the Instructions as to Exhibits in Form 20-F.

Exhibits 12.1 and 12.2 – Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6. We note that you have replaced the term "company" with the term "issuer" in multiple places in the certifications. Please revise to conform exactly to the required language for certifications set forth in Form 20-F.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Norman Gholson at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with questions about legal comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director